UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 21)

Lions Gate Entertainment Corp.

(Name of Subject Company)

Lions Gate Entertainment Corp.

(Name of Person Filing Statement)

Common Shares, without par value

(Title of Class of Securities)

535919203

(CUSIP Number of Class of Securities)

Wayne Levin, Esq.

EVP, Corporate Operations and General Counsel

Lions Gate Entertainment Corp.

2700 Colorado Ave., Suite 200

Santa Monica, California 90404

Telephone: (877) 848-3866

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copy to:

David E. Shapiro, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Telephone: (212) 403-1000

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TABLE OF CONTENTS

ITEM 9.	EXHIBITS....................................................................................................................	3
SIGNATURE............................................................................................................................................		4

                                                                                               2

                This Amendment No. 21 to the Schedule 14D-9 (“Amendment No. 21”), filed with the Securities and Exchange Commission (the “SEC”) on December 10, 2010, amends and supplements the Schedule 14D-9 filed with the SEC on August 2, 2010, and amended on August 9, 2010, August 12, 2010, September 8, 2010, October 12, 2010, October 19, 2010, October 22, 2010, October 29, 2010, November 4, 2010, November 8, 2010, November 15, 2010, November 23, 2010, November 26, 2010, November 29, 2010, December 1, 2010, December 3, 2010, December 6, 2010, December 6, 2010, December 7, 2010, December 8, 2010 and December 9, 2010 by Lions Gate Entertainment Corp., a corporation existing under laws of British Columbia (“Lionsgate” or the “Company”).  The Schedule 14D-9 relates to the unsolicited offer by Icahn Partners LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund II LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund III LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Fund S.à r.l., a limited liability company governed by the laws of Luxembourg, Daazi Holding B.V., a limited liability company governed by the laws of The Netherlands, High River Limited Partnership, a limited partnership governed by the laws of Delaware, Hopper Investments LLC, a limited liability company governed by the laws of Delaware, Barberry Corp., a corporation governed by the laws of Delaware, Icahn Onshore LP, a limited partnership governed by the laws of Delaware, Icahn Offshore LP, a limited partnership governed by the laws of Delaware, Icahn Capital LP, a limited partnership governed by the laws of Delaware, IPH GP LLC, a limited liability company governed by the laws of Delaware, Icahn Enterprises Holdings L.P., a limited partnership governed by the laws of Delaware, Icahn Enterprises G.P. Inc., a corporation governed by the laws of Delaware, Beckton Corp., a corporation governed by the laws of Delaware, 7508921 Canada Inc., a corporation governed by the laws of Canada, Carl C. Icahn and Ronald G. Atkey, in his capacity as the sole trustee of the LGE Trust, to purchase up to all of the outstanding common shares, without par value, of Lionsgate (the “Shares”).

                The information in the Schedule 14D-9, as amended prior to the date of this Amendment No. 21, is incorporated in this Amendment No. 21 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used herein without definition shall have the respective meanings specified in the Schedule 14D-9.

ITEM 9.        EXHIBITS

                On December 10, 2010, Lionsgate issued a press release in connection with the Company’s upcoming Annual General Meeting of Shareholders on December 14, 2010. The full text of the press release issued by Lionsgate is set forth as Exhibit (a)(20) hereto and is incorporated by reference.

                Lionsgate notes the article published by Institutional Investor on December 9, 2010, titled “Fact Checking Lions Gate’s Claims Against Icahn.”  The full text of the article is set forth as Exhibit (a)(21) hereto and is incorporated herein by reference.  Neither the consent of Institutional Investor nor the consent of Stephen Taub, the author of the article, has been obtained for the use or reprinting of this article.

Exhibit Number	Description
(a)(20)	Press release issued by Lionsgate, dated December 10, 2010 (incorporated by reference to Exhibit 1 of the Schedule 14A filed with the SEC on December 10, 2010)
(a)(21)

Text of article published December 9, 2010 by Institutional Investor Magazine, “Fact Checking Lions Gate’s Claims Against Icahn” (incorporated by reference to Exhibit 2 of the Schedule 14A filed with the SEC on December 10, 2010)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

LIONS GATE ENTERTAINMENT CORP.

By: /s/  James Keegan

Name:  James Keegan

Title:    Chief Financial Officer

Dated: December 10, 2010